Exhibit 99.1

Sterlite Industries (India) Limited
75 Nehru Road, Vile Parle (East)
Mumbai 400099, INDIA
Tel: +91 (0) 22 6646 1000
Fax: +91 (0) 22 6646 1451
www.sterlite-industries.com
October 18, 2010
Sub: Update on Special Leave Petition in Supreme Court on Tuticorin Smelter
This is to inform you that the SLP filed in the Honorable Supreme Court of India against the Madras High Court Order wherein Interim Stay was granted vide Order dated October 1, 2010 was heard today and has been admitted by the Supreme Court and notices has been issued to the Respondents to file their reply.
In the meanwhile, the Court has directed to list the matter in the 2nd week of December 2010 and has continued the stay granted on October 1, 2010.
For further information, please contact:

Ashwin Bajaj	sterliteinvestorrelations@vedanta.co.in
Vice President — Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited

Sheetal Khanduja	sterliteinvestorrelations@vedanta.co.in
AGM — Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited
About Sterlite Industries
Sterlite Industries is India’s largest non-ferrous metals and mining company with interests and operations in aluminium, copper, zinc and lead and power. It is a subsidiary of Vedanta Resources plc, a London-based diversified FTSE 100 metals and mining group. Sterlite Industries’ main operating subsidiaries are Hindustan Zinc Limited for its zinc and lead operations; Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminium Company Limited for its aluminium operations. The company operates its own copper operations in India. The company has entered the commercial energy generation business and is in the process of setting up a 2,400MW independent power plant through its wholly owned subsidiary, Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com.
For Sterlite Industries (India) Limited
Rajiv Choubey

Company Secretary and Compliance Officer